CM 3/10

VE 3-2-05

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washin[gton]

05035867

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SEC FILE NUMBER
8- 52103

SEC MAIL PROCESSING RECEIVED FEB 23 2005 WASH, D.C. 185 SEC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

I.D.A. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23945 Calabasas Road Suite 113 D
(No. and Street)

Calabasas (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Leach (818) 225-9529
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Seargeant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.D.A. Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 26th day of January, 2005

Notary Public

Signature

Chief Financial Officer and Financial Operations Principal

Title

RICHARD A. LEACH
Commission # 1411368
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
I.D.A. Financial Services, LLC

I have audited the accompanying statement of financial condition of I.D.A. Financial Services, LLC as of December 31, 2004 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.D.A. Financial Services, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 21, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

I.D.A. Financial Services, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 9,275
Total assets	$ 9,275

Liabilities and Member's equity

Liabilities	
Accounts payable	$ 738
Total liabilities	738
Member's equity	8,537
Total member's equity	8,537
Total liabilities and member's equity	$ 9,275

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, LLC
Statement of Income
For the Year ended December 31, 2004

Revenue	
Commission income	$ 25,585
Total revenue	25,585
Expenses	
Occupancy and equipment rental	834
Consulting & other professional fees	3,845
Other operating expenses	579
Total expenses	5,258
Income (loss) before income tax provision	20,327
Income tax provision	800
Net income (loss)	$ 19,527

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, LLC
Statement of Changes in Member's Equity
For the Year ended December 31, 2004

	Member's Equity
Balance, January 1, 2004	$ 6,702
Capital contributions	5,612
Capital distributions	(23,304)
Net income (loss)	19,527
Balance, December 31, 2004	$ 8,537

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 19,527
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Decrease) increase in:		
Accounts payable	$ (825)	
Income taxes payable	(800)	
Total adjustments		(1,625)
Net cash provided by (used in) operating activities		17,902
Cash flows from investing activities:		–
Cash flows from financing activities:		
Capital contributions	5,612	
Capital distributions	(23,304)	
Net cash provided by (used in) financing activities		(17,692)
Net increase (decrease) in cash		210
Cash at beginning of year		9,065
Cash at end of year		$ 9,275
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Income taxes	$ 800	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

I.D.A. Financial Services, LLC (the "Company"), was incorporated in Colorado on June 17, 1999, as I.D.A Financial Services, Inc. The Company formulated a reorganization during the Spring of 2003 under which the Company was reorganized into a California limited liability company. The reorganization was completed effective as of September 1, 2003 with the transfer of its broker/dealer business, along with all its corresponding assets and liabilities, to I.D.A. Financial Services, LLC, a California single member limited liability company. The transaction constitutes a tax-free reorganization for income tax purposes. Following the reorganization, the Company continued its broker/dealer business.

The Company negotiates selling agreements with insurance companies to receive the payment of override commissions for the sale of variable products by third party registered reps at their retail broker/dealers. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the sole member, CMC Designers, Inc. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Note 2: <u>INCOME TAXES</u>

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2004 the Company recorded gross receipts tax of $–0–, and the minimum limited liability company income tax of $800.

Note 3: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2004, the Company's net capital of $8,537 exceeded the minimum net capital requirement by $3,537; and the Company's ratio of aggregate indebtedness ($738) to net capital was 0.09:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 5: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $ 800 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 7,737
Adjustments:		
Member's equity	$ 800	
Total adjustments		800
Net capital per audited statements		$ 8,537

I.D.A. Financial Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital:

Member's equity

Member's equity	$ 8,537	
Total member's equity		$ 8,537
Less: Non allowable assets		–
Net capital before haircuts		8,537
Less: Haircuts		–
Net Capital		8,537

Computation of net capital requirements:

Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 49	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 3,537
Ratio of aggregate indebtedness to net capital	0.09:1	

There was a $800 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 5.

See independent auditor's report.

I.D.A. Financial Services, LLC
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirements is not applicable to I.D.A. Financial Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

I.D.A. Financial Services, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to I.D.A. Financial Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

I.D.A. Financial Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
I.D.A. Financial Services, LLC

In planning and performing my audit of the financial statements and supplemental schedules of I.D.A. Financial Services, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by I.D.A. Financial Services, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 21, 2005